KINGSWAY FINANCIAL SERVICES INC.
45 Saint Clair Avenue West, Suite 400, Toronto, Ontario M4V1K9 (416) 848-1171 Fax: (416) 850-5439

November 1, 2018

Mr. Mark Brunhofer
Mr. Jim Rosenberg
Division of Corporation Finance
Office of Healthcare & Insurance
Securities and Exchange Commission
Washington, D.C. 20549

Re:    Kingsway Financial Services Inc.
Form 10-K for Fiscal Year Ended December 31, 2017
Filed March 16, 2018
Form 10-Q for the Quarterly Period Ended June 30, 2018
Filed August 8, 2018
File No. 001-15204

Dear Mr. Brunhofer and Mr. Rosenberg:

Kingsway Financial Services Inc. (the “Company”) has received and reviewed your letter dated October 26, 2018, regarding the Commission’s review of the above mentioned filings and has submitted its response below.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Notes to Consolidated Financial Statements (Unaudited)
Note 12: Revenue from Contracts with Customers, page 21

Comment:

1. You assert in your response to the second bullet of our prior comment that "the quantitative and qualitative aspects, when considered together, support a conclusion that the adjustments do not represent a material misstatement of the previously issued interim financial statements for the three-month period ended March 31, 2018 and the three and six-month periods ended June 30, 2018." Notwithstanding your assertion, please:

•
Represent to us that you will revise your proposed accounting and disclosure to be made in your upcoming Form 10-Q for the quarterly period ended September 30, 2018 to reflect your error correction in each of the first two quarters of 2018. In this regard, represent to us that you will disclose therein the effects of the error on and the restated amounts for revenue, loss from continuing operations, net loss and related per share amounts for each of the quarters ended March 31, and June 30, 2018 and the six months ended June 30, 2018.

•	Represent to us that, in future filings that include these periods, you will revise the financial statements for those quarters and six month period to correct the error.

•
Tell us how you considered the impact of the error discovery as to whether or not your disclosure controls and procedures are effective at September 30, 2018, and provide us an analysis if you conclude they are effective pursuant to Item 307 of Regulation S-K.

Company’s Response:

In response to your first comment, the Company represents that it will revise, in its upcoming Form 10-Q for the quarterly period ended September 30, 2018, its proposed accounting and disclosure to reflect the error correction in each of the first two quarters of 2018. The Company also represents that it will disclose therein the effects of the error on and the restated amounts for revenue, loss from continuing operations, net loss and related per share amounts for each of the quarters ended March 31, and June 30, 2018 and the six months ended June 30, 2018.

In response to your second comment, the Company represents that in future filings that include the three-month period ended March 31, 2018 and the three and six-month periods ended June 30, 2018, the Company will revise its financial statements for those quarters and six-month period to correct the error.

In response to your third comment, the Company considered the impact of the error discovery on its disclosure controls and procedures. Despite the Company’s determination pursuant to its SAB 99 analysis that the error is not material, the Company considered not only the actual error but also the potential for the error to be material. Because of this analysis, the Company determined that the error could have been material and the Company’s existing controls might not have been designed effectively to prevent a material misstatement to the financial statements. As a result, the Company has concluded that, as of March 31, 2018 and June 30, 2018, the Company’s disclosure controls and procedures were not effective due to a material weakness in the Company’s internal control over financial reporting related to the adoption of ASU 2014-09. Subsequent to June 30, 2018, the Company’s management enhanced its internal control over financial reporting related to the adoption of new accounting standards by including a control to engage outside accounting expertise to assist the Company in reviewing the adoption of new accounting standards. During the third quarter of 2018, the Company implemented and tested this enhanced internal control related to the adoption of ASU 2014-09 in order to remediate fully this material weakness. As a result, the Company has concluded that its disclosure controls and procedures are effective at September 30, 2018.

Please contact me at 847-871-6416 if you have any additional questions or need further clarification.

Sincerely,

/s/ William A. Hickey, Jr.
William A. Hickey, Jr.
Executive Vice President and Chief Financial Officer